September 14, 2004

Via Facsimile (404) 572-6999 and U.S. Mail

Gregory M. Chait
Powell, Goldstein, Frazer & Murphy LLP
191 Peachtree Street, N.E., Suite 1600
Atlanta, Georgia 30303

Re:	Secured Income L.P.
	Schedule TO filed September 1, 2004
	by AIMCO Properties, L.P.
	File No. 5-54251

Dear Mr. Chait:

We have reviewed the above-referenced filing and have the following comments.

General

1. We note that AIMCO/Bethesda Holdings, Inc. is identified as a member of the Form 13D filing Group but has not been named as a bidder on the Schedule TO. Please advise us why you believe AIMCO/Bethesda Holdings, Inc. is not a bidder in the tender offer. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov. Summary Term Sheet

2. We note the filing fee has been based upon the assumption that 821,805 units will have been purchased through the offer. We also understand the number of units purchased is dependent in part upon the partnership agreement and offer condition relating to 320 record holders. Notwithstanding the foregoing, revise the first bullet point to specifically identify the number of partnership units sought in the offer. See Item 1004(a)(1)(i) of Regulation M-A.

3. Briefly expand the first bullet point to clarify that the purchase price will be reduced by the amount of any distributions prior to expiration of the offer and to indicate that at least 10 business days will remain in the offer in the event the offer price is reduced by any distributions.

4. Revise the last bullet point to clarify that a subsequent offering period is not available under Rule 14d-11.
Acceptance for Payment ..., page 7

5. Refer to the second paragraph of this section. Please revise your disclosure to briefly discuss the "appropriate adjustments" you intend to make to avoid fractional units in the event you use proration in purchasing tendered units.

6. Refer to the third full paragraph on page 8. Please discuss any potential delays involved with determining the final proration results.

7. Refer to the final paragraph of this section. Please note that to the extent you assign AIMCO your right to purchase tendered notes to one or more of your affiliates while the current offer remains ongoing, you must revise your offer materials to include those affiliates as filing persons and signatories on your Schedule TO.
Please confirm your understanding in your response.

Extension of Tender Period ..., page 11

8. Refer to the final paragraph of this section.   You state that the
reason you are unable to provide a subsequent offering period is because of the "remote possibility that you may purchase fewer than all units tendered." Please revise your disclosure to reflect that the primary legal impediment to your reliance on Rule 14d-11 is that the offer is for less than all of the outstanding units. See Rule 14d-11(b).

Determination of Offer Price, page 21

9. If practicable, quantify the calculations underlying your liquidation analysis. In addition, expand your discussion of the capitalization rates to indicate the annual incomes of the cited properties and the estimated value of such properties when using such capitalization rates. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


						Sincerely,



						Michael Pressman
						Office of Mergers
						and Acquisitions